FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company
Enterra Energy Trust (the “Trust”)
Equal Energy Ltd. (“Equal Energy”)
2700, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6

Item 2 Date of Material Change
May 31, 2010

Item 3 News Release
A news release was issued by Equal Energy on June 1, 2010 and disseminated through the facilities of Canada NewsWire.

Item 4 Summary of Material Change
On May 31, 2010, the Trust, Equal Energy, Enterra Energy Commercial Trust (the “Commercial Trust”), Enterra Energy Corp. (“EEC”), Enterra Production Partnership (“EPP”), Enterra Energy Partner Corp. (“EEPC”), Enterra Exchangeco Ltd. (“EEL”), 1528833 Alberta Ltd. (“Subco”) and the holders (“Unitholders”) of trust units (the “Trust Units”) of the Trust completed the previously announced arrangement (the “Arrangement”) pursuant to section 193 of the Business Corporations Act (Alberta), resulting in the reorganization of the Trust into a growth-oriented corporation named Equal Energy Ltd.

Item 5 Full Description of Material Change
On May 31, 2010, the Trust, Equal Energy, the Commercial Trust, EEC, EPP, EEPC, EEL, Subco and the Unitholders completed the previously announced Arrangement resulting in the reorganization of the Trust into a growth-oriented corporation named Equal Energy Ltd.  As part of the Arrangement: (i) the Trust was dissolved; (ii) the Unitholders received one-third of one common share (“Equal Share”) in the capital of Equal Energy for each Trust Unit that they held prior to the Arrangement; (iii) Equal Energy assumed all of the obligations of the Trust under the debenture indentures and supplemental indentures, as applicable, governing the terms and conditions of the Trust’s 8.0% convertible unsecured subordinated debentures due December 31, 2011 and the Trust’s 8.25% convertible unsecured subordinated debentures due June 30, 2012 that were listed on the Toronto Stock Exchange (the “TSX”) under the symbols “ENT.DB” and “ENT.DB.A”, respectively, prior to the Arrangement.

Since the completion of the Arrangement: (i) Equal Energy has taken over the business of the Trust; (ii) Equal Energy has become a reporting issuer or the equivalent in certain Canadian jurisdictions and is now subject to the informational reporting requirements under the securities laws of such jurisdictions; (iii) the Trust Units have been delisted from the TSX and from the New York Stock Exchange (the “NYSE”); (iv) the Equal Shares have become listed and posted for trading under the symbol “EQU” on both the TSX and the NYSE; (v) Equal Energy’s 8.0% convertible unsecured subordinated debentures due December 31, 2011 and 8.25% convertible unsecured subordinated debentures due June 30, 2012 have become listed on the TSX under the symbols “EQU.DB” and “EQU.DB.A”, respectively; and (vi) the board of directors and the senior management of Equal Energy has become comprised of the previous members of the board of directors and senior management of EEC.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7 Omitted Information
No information has been omitted from this report on the basis that such information is confidential.

Item 8 Executive Officer
Inquiries in respect of the material change referred to herein may be made to:

Blaine Boerchers
Senior Vice President, Finance and Chief Financial Officer
Equal Energy Ltd.
Telephone: (403) 263-0262 or (877) 263-0262

Item 9 Date of Report
June 7, 2010